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                                                                    EXHIBIT 20.1

                             [DAYTON SUPERIOR LOGO]




                              FOR IMMEDIATE RELEASE

FOR FURTHER INFORMATION CONTACT:                    DAYTON SUPERIOR CORPORATION
JOHN A. CICCARELLI                                  7777 WASHINGTON VILLAGE DR.
PRESIDENT & CEO                                     SUITE 130
PHONE:   937 428-7172                               DAYTON, OHIO 45459
FAX:     937 428-9115

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                     Dayton Superior Corporation Reports
                         Preliminary Lawsuit Verdict

                  DAYTON, Ohio, December 31, 1998 -- Dayton Superior Corporation (NYSE: DSD) reported today that a jury has rendered verdicts against Symons Corporation, a wholly-owned subsidiary of Dayton Superior Corporation. The verdicts resulted from a civil suit brought by EFCO Corp., a competitor of Symons in one portion of Symons' business, in the United States District Court for the Southern District of Iowa. Although the preliminary total of the damages awarded by the jury against Symons is approximately $36.4 million, the exact amount of the damages (which could vary materially from the amounts specified in the verdicts) will not be known until after a hearing before the trial Judge, which is expected to occur in early January.

         In the case, EFCO alleged that Symons engaged in false advertising, misappropriation of trade secrets, intentional interference with contractual relations and certain other activities. The complaint did not allege any particular amount of damages. In making the announcement of the verdicts, Dayton Superior President and Chief Executive Officer, John A. Ciccarelli, said: "We at Dayton Superior have always emphasized adherence to the highest standards of business ethics and morality; we are, therefore, particularly disturbed by EFCO's allegations. The events that precipitated this case occurred well before we acquired Symons in 1997. During our pre-acquisition due diligence review, we were advised that there was no merit to these allegations. We still believe that to be the case. It is our sincere hope that the Judge will use the opportunity of the hearing in January to either materially reduce the damages or alter the verdict in our favor."

         Mr. Ciccarelli also said that, depending upon the Judge's ruling in January with respect to the verdicts, Dayton Superior is prepared to vigorously pursue post-trial motions and appeals. Whether there will be a significant financial impact on the Company cannot be determined until a final resolution of the case.

         Dayton Superior Corporation is the largest North American manufacturer and distributor of metal accessories and forms used in concrete construction and metal accessories used in masonry construction and has an expanding construction chemicals business. The Company's products, which are marketed under the Dayton/Richmond(R), Symons(R), American Highway Technology(R) and Dur-O-Wal(R) names, among others, are used primarily in two segments of the construction industry: non-residential buildings and infrastructure construction projects.